Exhibit 1

Compugen and Roche sign Agreement to Identify Genetic Variations
Predictive of Drug Response in Rheumatoid Arthritis Patients

Collaboration to be based on Compugen’s GeneVa Platform

Tel Aviv, Israel – December 20, 2007 – Compugen Ltd. (NASDAQ: CGEN) announced today that it has signed a collaborative discovery and license agreement with Roche. The collaboration will cover the identification and validation of genetic variations for the prediction of response to drugs used for the treatment of rheumatoid arthritis.

According to the agreement, Compugen, utilizing its proprietary GeneVa platform, will analyze DNA samples and clinical data provided by Roche, in order to identify and validate non-SNP (single nucleotide polymorphism) genetic variations that could serve as biomarkers for the predicted response or non-response to selected drugs for treatment of rheumatoid arthritis. Financial terms of the agreement were not disclosed.

Rheumatoid arthritis is a common autoimmune disease that causes chronic inflammation of the joints, affecting more than 21 million people worldwide. Typically, rheumatoid arthritis is a progressive illness that has the potential to cause joint destruction and functional disability. While there has been substantial progress in treating this disease through the introduction of new drugs, these drugs can result in serious side effects, are not effective for all patients, and can often take months of usage to determine whether or not they are appropriate in individual cases. This collaboration aims to address the difficult and important clinical challenge of selecting the right drug for the right patient.

About Compugen’s GeneVa Platform
Compugen’s GeneVa platform incorporates an in silico database of approximately 200,000 predicted non-SNP genetic variations, including insertions, deletions and copy-number variations in the human genome. GeneVa utilizes special purpose algorithms and other computational biology tools to select from this database those genetic variations that are predicted to be associated with the specific clinical phenotypes of interest, such as response or non-response to a specified drug of interest, or predisposition to a specified disease. Another key feature of the platform is a proprietary genotyping capability that allows the testing of multiple genetic variations on hundreds of DNA samples in a precise and cost-effective manner.

“This agreement is both the first based on our GeneVa platform and also our first collaboration with Roche, one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics,” stated Alex Kotzer, President and Chief Executive Officer of Compugen. “Looking to the future, we believe that our GeneVa platform will prove to be a key addition to ongoing worldwide efforts towards more personalized medicine and tools for the accurate assessment of individual predisposition to various diseases and other medical conditions, thereby allowing earlier and more appropriate intervention,” Mr. Kotzer concluded.

About Compugen
Compugen’s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. The Company’s powerful discovery engines enable the predictive discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company’s decade-long pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. To date, Compugen’s product discovery efforts and its initial discovery engines have focused mainly within the areas of cancer, immune-related and cardiovascular diseases. The Company’s primary commercialization pathway for its product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading therapeutic and diagnostic companies. Compugen has established an agricultural biotechnology affiliate – Evogene, and a small-molecule drug discovery affiliate – Keddem Bioscience. For additional information, please visit Compugen’s corporate Website at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:
Naomi Rabbie
Corporate Communications Manager
Compugen Ltd.
Email: naomir@cgen.com
Tel: +972-52-598-9894